UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                KINAM GOLD, INC.
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               (Exact Name of Company as Specified in its Charter)


                    Nevada                                  06-119974
     --------------------------------------          -----------------------
        (State or other jurisdiction of                   (IRS Employer
        incorporation or organization)                   Identification No.)


              185 South State Street
                   Suite 820
              Salt Lake City, Utah                             84111
     --------------------------------------          -----------------------
    (Address of Principal Executive Offices)                  (Zip Code)

         Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class                Name of each exchange on which
             to be so registered                each class is to be registered
           --------------------------           -------------------------------
           $3.75 Series B Convertible
               Preferred Stock                      American Stock Exchange

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act:

                                       N/A
                                ----------------
                                (Title of class)

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          ITEM 1. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED
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         The Company's  authorized  capital  consists of  200,000,000  shares of common stock, par value $0.01 per share (the "Common Shares"), and 10,000,000 shares of preferred stock, par value $1.00 per share. The stock of the Company to be registered on the American Stock Exchange (the "Exchange") is the Company's $3.75 Series B Convertible Preferred Stock (the "Convertible Preferred Stock"). As of July 30, 2001, there were 92,213,988 Common Shares outstanding and 1,840,000 shares of Convertible Preferred Stock outstanding.

Common Shares

         Holders of Common Shares are entitled to one vote per share at all meetings of shareholders (except meetings at which only holders of another class of shares are entitled to vote). Holders of Common Shares do not have cumulative voting rights. Holders of Common Shares are entitled to participate rateably in any dividend declared by the directors on the Common Shares and, subject to the rights of holders of any shares ranking prior to the Common Shares, are entitled to receive a proportionate share of the assets of the Company available for distribution to holders of Common Shares in the event of the liquidation, dissolution, or winding-up of the Company. Holders of Common Shares do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto.

PREFERRED STOCK

         The authorized capital stock of the Company includes 10,000,000 shares of preferred stock, $1.00 par value per share. Shares of the Company's preferred stock may be issued from time to time in one or more series. The Company's board of directors is authorized, without shareholder approval, to fix the voting rights, dividend rights and terms, any conversion rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and any other rights, preferences, and restrictions of any series of preferred stock and the number of shares constituting such series and designation thereof. The terms of such preferred stock may affect adversely the voting power and other rights of the holders of the Company's Common Stock and may make it more difficult to gain control of the Company.

CONVERTIBLE PREFERRED STOCK

         The Company currently has 1,840,000 shares of $3.75 Series B Convertible Preferred Stock issued and outstanding (the "Convertible Preferred Stock"). The following summary description of the terms and provisions of the Convertible Preferred Stock is qualified in its entirety by reference to the Articles of Incorporation of the Company, a copy of which are filed as an exhibit to this registration statement and incorporated herein by this reference.

         Dividends. Holders of shares of the Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefore, an annual cash dividend of $3.75 per share, payable in equal quarterly installments on November 15, February 15, May 15 and August 15, except that if such date is a Saturday, Sunday or legal holiday, then such dividend will be payable on the next succeeding day that is not a Saturday, Sunday or legal holiday. Dividends on the Convertible Preferred Stock will accrue beginning with the quarterly payment due August 15, 2000, without interest, and be cumulative from the date due. The amount of dividend payable for any period shorter than a full quarterly dividend

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

period will be computed on the basis of a 360-day year of twelve 30-day months. Dividends will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as are fixed by the Company's Board of Directors.

         If dividends are not paid in full upon the Convertible Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Convertible Preferred Stock, or, in each case, declared in full and sums set apart for the payment thereof, all dividends paid or declared and set aside for payment upon shares of Convertible Preferred Stock and such other parity preferred stock will be paid or declared and set aside for payment pro rata so that the amount of dividends paid or declared and set aside for payment per share on the Convertible Preferred Stock and such other parity preferred stock will bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Convertible Preferred Stock and such other parity preferred stock bear to each other. Except as set forth above, unless all accrued and unpaid dividends (including the full dividend for the then current dividend period) on the Convertible Preferred Stock have been paid, or declared and sums set aside for the payment thereof, dividends (other than in Common Stock) may not be paid, or declared and set aside for payment, and other distributions may not be made upon the Common Stock or on any other stock of the Company ranking junior to or on a parity with the Convertible Preferred Stock as to dividends, and neither Common Stock nor any other stock of the Company ranking junior to the Convertible Preferred Stock as to dividends may be redeemed, purchased or otherwise acquired for any consideration by the Company.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock are entitled to receive a liquidation preference of $50.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment before any payment or distribution of assets is made to holders of Common Stock or any other stock that ranks junior to the Convertible Preferred Stock as to liquidation rights. The holders of Convertible Preferred Stock and all series or classes of the Company's preferred stock hereafter issued that rank on a parity as to liquidation rights with the Convertible Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution of assets of the Company which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Convertible Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

         Voting Rights. The holders of the Convertible Preferred Stock are entitled to 1.4 votes for each share of Convertible Preferred Stock on each matter submitted to shareholders of the Company generally. Except as described below or as required by law, the shares of Convertible Preferred Stock shall be voted as a single class with the common stock of the Company.

         Whenever dividends on the Convertible Preferred Stock are in arrears in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of directors of the Company will be increased by two, and the holders of the Convertible Preferred Stock, voting separately as a class together with holders of shares of any other series of preferred stock ranking on a parity as to the payment of dividends, will have the right to elect two additional directors to the Company's Board of Directors until all accrued and unpaid dividends on the Convertible Preferred Stock have been declared and paid in full or payment has been set aside in full. The term of office of all directors so elected will terminate immediately upon such payment or setting aside for payment.

         In addition, so long as any Convertible Preferred Stock is outstanding, the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Convertible Preferred Stock,

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

voting separately as a class, (i) amend, alter or repeal any provision of the Articles of Incorporation or By-laws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Convertible Preferred Stock, (ii) authorize or issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Convertible Preferred Stock as to dividends or as to rights upon liquidation, dissolution or winding up of the Company or (iii) effect any reclassification of the Convertible Preferred Stock.

         Redemption at Option of the Company. The Convertible Preferred Stock is redeemable at the option of the Company, in whole or from time to time in part, at the following redemption prices per share, if redeemed during the 12-month period commencing on August 15, of the year indicated:

         YEAR                         PRICE
         ----                       --------
         2000                       $ 51.500
         2001                         51.125
         2002                         50.750
         2003                         50.375
         2004 and thereafter          50.000

plus in each case accrued and unpaid dividends to, but excluding, the date of redemption.

         If fewer than all of the outstanding shares of Convertible Preferred Stock are to be redeemed, the Company will select those shares to be redeemed pro rata or by lot or in such other equitable manner as the Company's Board of Directors may determine. There is no mandatory redemption or sinking fund obligation with respect to the Convertible Preferred Stock. In the event that the Company has failed to pay accrued and unpaid dividends on the Convertible Preferred Stock, it may not redeem less than all of the then outstanding shares of the Convertible Preferred Stock until all such accrued and unpaid dividends have been paid in full for all past dividend periods.

         Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Convertible Preferred Stock to be redeemed at the address shown on the Company's stock transfer books. No fractional shares of Convertible Preferred Stock will be issued upon any redemption of the Convertible Preferred Stock, but in lieu thereof, an appropriate amount will be paid in cash based on the value of the shares of Convertible Preferred Stock as determined in good faith by the Company's Board of Directors. On and after the redemption date, dividends will cease to accrue on the shares of Convertible Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

         Conversion Rights. Each share of Convertible Preferred Stock is, at the option of the holder, convertible into the number of shares of common stock of Kinross Gold Corporation, the corporate parent of the Company, determined by dividing $50.00 by $8.25 (the "Conversion Price") and multiplying the result by
0.8004 The Conversion Price may be adjusted from time to time as described in the following paragraphs. If shares of Convertible Preferred Stock are called for redemption, the conversion right with respect thereto will terminate at the close of business on the date fixed for redemption and will be lost if not exercised prior to that time, unless the Company defaults in payment of the redemption obligation. Fractional shares of Common Stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interests based on the then current market price of the Common Stock.

         Convertible Preferred Stock surrendered for conversion after the close of business on a record date for payment of dividends on such Convertible Preferred Stock and before the opening of business on the next corresponding dividend payment date (unless such Convertible Preferred Stock has been called

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

for redemption on a redemption date in that period) must be accompanied by payment of an amount equal to the dividend thereon which is to be paid on such dividend payment date. Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued dividends on the Convertible Preferred Stock or for any dividends or distributions on any shares of Common Stock delivered upon such conversion.

         The Conversion Price is subject to adjustment upon certain events, including (i) the issuance of common stock as a dividend or distribution on the common stock of Kinross Gold Corporation (other than pursuant to a dividend reinvestment or similar plan); (ii) a combination, subdivision or reclassification of the common stock of Kinross Gold Corporation; (iii) the issuance to all holders of common stock of Kinross Gold Corporation of rights, options or warrants entitling them to subscribe for or purchase common stock at a price per share less than the then current market price; and (iv) the distribution to all holders of common stock of Kinross Gold Corporation of capital stock (other than common stock), assets (excluding regular periodic cash dividends), or rights, options or warrants to subscribe for or purchase securities of the of Kinross Gold Corporation (excluding the dividends, distributions, rights, options and warrants described above). No adjustment of the Conversion Price will be required to be made unless such adjustment would require an increase or decrease of at least one percent of such price; provided, however, any adjustment not made will be carried forward and taken into account in any subsequent adjustment. No adjustment to the Conversion Price will be made with respect to rights, options or warrants issued pursuant to certain employee benefit plans. Adjustments to the Conversion Price with respect to rights, options or warrants hereafter adopted or issued generally will be readjusted following the termination of such rights, options or warrants to take account of those rights, options or warrants which were not exercised.

         Except as stated above, the Conversion Price will not be adjusted for the issuance by Kinross Gold Corporation of common stock, or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

         In case of any consolidation or merger to which Kinross Gold Corporation is a party (other than a merger or consolidation in which Kinross Gold Corporation is the continuing corporation and in which the common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of another corporation), or in case of any sale, lease or transfer to another corporation of the property of Kinross Gold Corporation as an entirety or substantially as an entirety, there will be no adjustment of the Conversion Price, but each holder of then outstanding
Convertible Preferred Stock will have the right, at the holder's option, to convert such holder's Convertible Preferred Stock into the kind and amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer by a holder of the number of shares of Kinross Gold Corporation common stock into which such Convertible Preferred Stock might have been converted immediately prior to such consolidation, merger, sale, lease or transfer, assuming such holder of common stock failed to exercise such holder's rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer (provided that, if the kind or amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). In the case of a cash merger of Kinross Gold Corporation into another corporation or any other cash transaction of the type mentioned above, the aggregate amount of cash into which such shares of Convertible Preferred Stock would be converted could be more or less than the liquidation preference with respect to such Convertible Preferred Stock.

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                                ITEM 2. EXHIBITS
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         The following exhibits are filed as part of this Registration Statement on Form 8-A.

                 SEC
  Exhibit     Reference
   Number       Number             Title of Document                 Location
------------ ------------- ------------------------------------- --------------
  Item 3.
----------------------------------------------------------------
    3.1           1        Articles of Incorporation             This Filing
    3.2           2        Bylaws                                This Filing



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                                   SIGNATURES
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         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  July 31, 2001                 KINAM GOLD, INC.


                                      By  /s/ Brian W. Penny
                                        ---------------------------------------
                                          Brian W. Penny, Director and
                                          Treasurer and Chief Financial Officer



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